EXHIBIT 99.14
Media release

Rio Tinto commissions new aluminium remelt furnace at Laterrière Plant
29 March 2022

SAGUENAY, Canada – Rio Tinto has commissioned a new remelt furnace at its Laterrière Plant, adding 22,000 metric tons of recycling capacity to its aluminium operations in the Saguenay – Lac-Saint-Jean region of Quebec.

The $8.4-million project has been completed over two years to offer rolled product customers in the North American automotive and packaging industries a new sustainable supply solution combining low-carbon and recycled aluminium.

The remelt furnace is equipped with highly efficient burners to minimize its carbon footprint. The project has created seven new jobs.

Rio Tinto Aluminium managing director Atlantic Operations Sébastien Ross said: “Aluminium is 100% recyclable and the demand for recycled metal is continually growing. With the commissioning of our new remelt furnace, we are now offering our customers an additional solution to recycle scrap from their manufacturing processes and turn it into high quality, low carbon aluminium alloys. Rio Tinto will continue working closely with our customers and partners to support the transition to a circular economy.”

The rolled product recycling service complements the closed looped solution Rio Tinto introduced for  billet customers in 2021. Rio Tinto’s technical marketing experts are available to assist customers in selecting the right recycled content together with the optimal alloy for their specific needs.

Notes to editors

Rio Tinto is an industry leader in responsible aluminium production, with operations in Canada run on 100% renewable hydropower. In 2016, Rio Tinto launched RenewAl, the world’s first certified low CO2 primary aluminium brand. It has helped to pioneer responsible production standards for the global industry as a founding member of the Aluminium Stewardship Initiative (ASI), becoming the first producer to offer ASI Aluminium in 2018. Looking to the future, ELYSIS, Rio Tinto’s partnership with Alcoa supported by Apple and the governments of Canada and Quebec, is scaling-up a revolutionary new direct greenhouse emissions free aluminium smelting technology.

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